Exhibit 99.1

NEOVASC INC.

Suite 5138 – 13562 Maycrest Way

Richmond, British Columbia

Canada V6V 2J7

Telephone No.: (604) 270-4344 – Fax No.: (604) 270-4384

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Corporation (the “Shareholders”) of Neovasc Inc. (“Neovasc” or the “Corporation”) will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, on March 6, 2023 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)	to consider, pursuant to an interim order of the Supreme Court of British Columbia dated February 3, 2023, as the same may be amended (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution of Shareholders (the “Arrangement Resolution”) substantially in the form attached as Appendix “B” to the management information circular dated February 3, 2023 (the “Circular”) accompanying this notice of meeting (the “Notice of Meeting”), to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”) involving the Corporation and Shockwave Medical, Inc. (“Shockwave” or the “Purchaser”), as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Corporation (the “Board”), after consultation with its financial advisors and outside legal counsel and the unanimous recommendation of the Special Committee of the Board, unanimously determined that the Arrangement is in the best interests of the Corporation and is fair to the Shareholders and the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. Registered Shareholders (the “Registered Shareholders”) of record as of 5:00 p.m. (Vancouver time) on February 3, 2023, (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Each Registered Shareholder whose name is entered on the securities register of the Corporation at the close of business on the Record Date is entitled to one vote for each Share registered in his, her or its name. The Circular, form of proxy and letter of transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting. Initially capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

The full text of the Plan of Arrangement implementing the Arrangement and the Interim Order are attached as Appendix “D” and Appendix “E” to the Circular, respectively.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by Registered Shareholders must be returned to the Corporation by March 2, 2023 by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Corporation’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)	using a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the proxy access number; or

(c)	logging on to Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s voting control number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada by not later than 10:00 a.m. (Vancouver time) on March 2, 2023 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the chair of the Meeting at his or her discretion, without notice.

Registered Shareholders as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. This right is described in the Circular. Pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, a Registered Shareholder who wishes to dissent must (i) send a written notice of objection to the Arrangement Resolution to Neovasc c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 10:00 a.m. (Vancouver time) on March 1, 2023 (or 10:00 a.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. It is recommended that you seek independent legal advice if you wish to exercise dissent rights. See “Dissenting Shareholders’ Rights” in the Circular. Non-Registered Shareholders who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS AS AT THE CLOSE OF BUSINESS ON THE RECORD DATE ARE ENTITLED TO DISSENT.

If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare, the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-866-249-7775.

DATED at Richmond, British Columbia the 3rd day of February, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed:	/s/ Steve Rubin
Steve Rubin
Chairman of the Board

These shareholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.